EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Not for distribution to U.S. news wire services or dissemination in the United States.

STUDENT TRANPORTATION INC ANNOUNCES C$75 MILLION BOUGHT DEAL OFFERING OF CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

Barrie, Ontario (October 22, 2013) – Student Transportation Inc. (TSX: STB) (Nasdaq:STB) (“STI” or the “Company”) announced today that is has entered into an agreement to sell to a syndicate of underwriters led by BMO Capital Markets and Scotiabank (the “Underwriters”), with BMO Capital Markets acting as bookrunner, on a bought-deal basis, C$75,000,000 aggregate principal amount of 6.25% convertible unsecured subordinated debentures due June 30, 2019 (the “Debentures” or the “Offering”).

STI has also granted the underwriters an over-allotment option to purchase up to an additional $11,250,000 aggregate principal amount of Debentures on the same terms and conditions, exercisable at any time, in whole or in part, up to 30 days after the closing of the Offering. The Offering is expected to close on or about November 12, 2013 and is subject to regulatory approval, including the approval of the Toronto Stock Exchange and the NASDAQ Stock Market.

The Debentures will be convertible at the holder’s option into common shares of the Company at a conversion price of C$9.05 per common share. The Debentures will not be redeemable prior to June 30, 2017. On or after June 30, 2017 and prior to June 30, 2018, the Debentures may be redeemed in whole or in part at the option of the Company on not more than 60 days and not less than 30 days prior notice at a price equal to their principal amount thereof plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the TSX for the 20 consecutive trading days preceding the date on which the notice of redemption is given is not less than 125% of the Conversion Price.

On or after June 30, 2018 and prior to Maturity, the Debentures may be redeemed in whole or in part at the option of the Company on not more than 60 days and not less than 30 days prior notice at a price equal to their principal amount plus accrued and unpaid interest.

STI intends to use the net proceeds from the Offering to repay indebtedness and for general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Student Transportation

Founded in 1997, Student Transportation Inc. is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,600 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, the ability of STI to satisfy the conditions to completing the Offering, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events. The assumptions made in making forward-looking statements are referred to in the public filings of the Company. The assumptions made in making forward-looking statements in this press release include the assumption that STI will be in a position to satisfy the conditions in respect of the Offering and complete the Offering.

Contact: Investor Contacts:

         Student Transportation Inc.
         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (732) 280-4200
         Email: invest@rideSTA.com
         Website: www.rideSTBus.com